Filed by Seacoast Banking Corporation of Florida

(Commission File No.: 000-13660)

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: THE BANKshares, Inc.

The following materials are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Question and Answer Presentation for shareholders of The BankShares, Inc.

Questions and Answers for Shareholders of Seacoast Banking Corporation of Florida (“Seacoast”) and THE BANKshares, Inc. (“BANKshares”) regarding the merger of BANKshares with and into Seacoast

April 2014

Q: Why did Seacoast and BANKshares decide to merge?

A: Both Seacoast and BANKshares have a similar history of providing the right products and team to serve our customers, local decision-making, investing in our communities, and making banking simple for our customers. The combined bank will allow us to better deliver our banking services to new and existing customers through advanced banking solutions, 46 traditional retail banking locations, 5 business banking offices and 55 ATMs. Together, we will establish a solid presence in central and east Florida, creating the sixth largest Florida-based bank with total assets of approximately $3.0 billion, deposits of approximately $2.3 billion and loans of approximately $1.7 billion.

Q: Who is Seacoast?

A: Seacoast’s banking subsidiary, Seacoast National Bank, is a federally chartered bank formed in 1926 and headquartered in Stuart, Florida. Seacoast operates 34 traditional offices, 43 ATMs and 5 Accelerate Business offices, a new integrated small business and commercial banking solution, in 13 counties along the southeast coast and central region of Florida. Offices stretch from Broward County, north through the Treasure Coast and into Orlando, and west to Okeechobee and surrounding counties. With over $2.3 billion in assets, Seacoast ranks among the largest publicly traded community banks headquartered in the state of Florida. Seacoast’s common stock is traded on the

NASDAQ Global Select Market under the symbol: SBCF. You can learn more about Seacoast at SeacoastNational.com and SeacoastBanking.net.

Q: Who is BANKshares?

A: BANKshares, based in Winter Park, Florida, is the bank holding company for BankFIRST and has total assets of approximately $674 million, deposits of approximately $506 million, and loans of approximately $372 million. BankFIRST offers business and consumer banking services at 12 offices and 12 ATMs in central and east Florida. BankFIRST was founded in 1989. BANKshares was formed in 2006 and it acquired The Bank Brevard in January 2007 and BankFIRST in April of 2007. The Bank Brevard merged with BankFIRST in May 2008, and East Coast Community Bank merged with BankFIRST in January 2012. For more information on BankFIRST visit BankFIRST.com.

Q: Will BANKshares and BankFIRST retain their names?

A: No. Upon approval and completion of the merger, all BANKshares and BankFIRST offices will adopt the Seacoast name and logo.

Q: How much will Seacoast pay to acquire BANKshares?

A: Upon completion of the transaction, the agreement provides for BANKshares shareholders to receive 0.4975 share of Seacoast common stock for each share of BANKshares stock they own. Based on Seacoast’s closing stock price of $10.74 on April 24, 2014, the transaction has a total value of approximately $76.1 million. Seacoast expects to issue approximately 7.09 million shares of its common stock in connection with the merger. The Seacoast common stock that BANKshares shareholders will receive will be registered with the Securities and Exchange Commission and the common stock will trade on the NASDAQ Global Select Marker under the symbol SBCF.

Q: When will the merger be completed?

A: We expect the merger to be completed early in the fourth quarter of 2014 after we obtain shareholder and regulatory approvals. We will continue to keep you informed of key milestones in the merger process and our progress towards final approval through public announcements and updates to our website.

Q: If I already own Seacoast stock, will it be exchanged or converted?

A: No. There will be no change in Seacoast stock as a result of the merger.

Q: Will my BANKshares stock be exchanged or converted?

A: Yes. Once the merger is approved and closed, you will receive information on how to exchange your BANKshares stock for Seacoast stock.

Q: Will BANKshares’ Directors have positions on Seacoast’s board?

A: Robert B. Goldstein, Chairman of BANKshares, will continue to serve as a director of Seacoast. One additional director from BANKshares’ board of directors will join the board of directors of Seacoast.

Q: Can Seacoast remain a community bank as it continues to grow?

A: Yes. Seacoast is committed to providing exceptional customer service as it grows and prospers alongside the communities it serves. Since 1926, Seacoast has been a strong, stable presence with deep roots in the neighborhoods it serves, and a secure place in the hearts of its customers. Seacoast is a leader among community banks because it continues to anticipate how it will harness technology to meet the evolving needs and demands of its customers today, tomorrow and in the future. Most importantly, Seacoast remains personally connected and committed to its customers and communities at every level.

Seacoast will continue to invest in the communities it serves, because its employees live here too. Seacoast will adopt new digital strategies and technologies that its consumers need as it redefines traditional community banking. Seacoast will continue to enhance its customer interactions and experiences at the branch level. Seacoast will continue to make loans to people for homes and businesses in its local neighborhoods all over south and central Florida. Seacoast will continually develop innovative new banking platforms like Accelerate.

Q: Will shareholders be able to vote on the proposed transaction?

A: Special shareholder meetings for both BANKshares and Seacoast will take place for the shareholders to vote on the merger agreement. More information on the dates and locations of those meetings will be provided to shareholders in the coming months.

Q: What regulatory approvals must be received to complete the merger?

A: The merger will require regulatory approvals of the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System and the filing of required notices with other federal and state government agencies.

Q: How can I be kept informed about this merger?

A: As soon as we have more information, we will share it with you through general public announcements, our website and direct communications. As always, we are committed to keeping you informed about your investment. Shareholders of BANKshares should visit BANKshares’ Investor Relations page at: TheBANKshares.com/shareholder.php

You may also visit Seacoast’s website at: SeacoastBanking.net. Shareholders and other interested persons may contact Investor Relations at 772.288.6085.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Seacoast Banking Corporation of Florida (“Seacoast”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus of The BANKshares, Inc. (“BANKshares”) and Seacoast, and Seacoast will file other documents with respect to the proposed merger. A definitive joint proxy statement/prospectus will be mailed to shareholders of BANKshares and Seacoast. INVESTORS AND SECURITY HOLDERS OF BANKSHARES AND SEACOAST ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Seacoast through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Seacoast will be available free of charge on Seacoast’s internet website or by contacting Seacoast.

Seacoast, BANKshares, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Seacoast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 17, 2014, its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 8, 2014 and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Notice Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. These statements are subject to numerous risks and uncertainties. These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of Seacoast and BANKshares in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to promptly and effectively integrate the businesses of Seacoast and BANKshares; the diversion of management time on issues related to the merger; the failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Seacoast’s most recent Form 10-K report and to Seacoast’s most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast or BANKshares.